SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

ELTEK LTD.

6-K Items

1. Eltek Ltd. Consolidated and Company Financial Statements As of December 31, 2005.

ITEM 1

Eltek Ltd.

Consolidated and Company Financial Statements As of December 31, 2005

5

Consolidated and Company Financial Statements as of December 31, 2005

Contents

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated and Company Balance Sheets as of December 31, 2005 and 2004	F-2
Consolidated and Company Statements of Operations for each of the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated and Company Statement of Changes in Shareholders' Equity for each of the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated and Company Statements of Cash Flows for each of the years ended December 31, 2005, 2004 and 2003	F-6
Notes to the Consolidated and Company Financial Statements	F-9

6

KPMG

Somekh Chaikin
KPMG Millennium Tower
17 Ha'arba'a Street, PO Box 609
Tel Aviv 61006 Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444
Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Eltek Ltd.

We have audited the accompanying balance sheets of Eltek Ltd. (the "Company") and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated and Company statements of operations, changes in shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2005. These Company and consolidated financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these consolidated and Company financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

As discussed in Note 2C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Generally accepted accounting principles in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences with respect to the financial statements of the Company and of the Company and its subsidiaries is summarized in Note 28 to the financial statements.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 4, 2006

Balance Sheets - Consolidated and Company

Reported amounts (see Note 2B(6))

	Note	Consolidated December 31 2004	Consolidated December 31 2005	Company December 31 2004	Company December 31 2005	Convenience translation into US Dollars Consolidated (Note 2H) December 31 2005 Unaudited
		NIS in thousands				US$ in thousands
Assets						
Current assets						
Cash and cash equivalents	3	4,274	**7,258**	2,436	**5,773**	**1,577**
Receivables:						
Trade	4	23,835	**22,743**	22,072	**21,457**	**4,941**
Other	5	1,158	**2,173**	1,329	**2,284**	**472**
Inventories	6	13,633	**16,051**	11,908	**13,991**	**3,487**
Prepaid expenses		563	**986**	454	**910**	**214**
Total current assets		43,463	**49,211**	38,199	**44,415**	**10,691**
Deferred taxes	24	753	**697**	-	**-**	**151**
Long-term investments	7	-	**-**	10,674	**8,627**	**-**
Property and equipment, net	8	31,569	**32,969**	27,485	**29,918**	**7,163**
Goodwill	1; 9	4,656	**3,735**	-	**-**	**811**
Total assets		80,441	**86,612**	76,358	**82,960**	**18,816**

The accompanying notes are an integral part of the consolidated and Company financial statements.

Balance Sheets - Consolidated and Company

Reported amounts (see Note 2B(6))

	Note	Consolidated		Company		Convenience translation Consolidated (Note 2H)
		December 31 2004	December 31 2005	December 31 2004	December 31 2005	December 31 2005
						Unaudited
		NIS in thousands				US$ in thousands
Liabilities and shareholders' equity						
Current liabilities						
Short-term credit and current maturities of long-term debts	10	19,589	**17,561**	19,589	**17,561**	**3,815**
Trade payables	11	23,577	**25,176**	22,633	**24,273**	**5,470**
Other liabilities and accrued expenses	12	11,083	**10,914**	9,936	**9,843**	**2,371**
Total current liabilities		54,249	**53,651**	52,158	**51,677**	**11,656**
Long-term liabilities						
Long-term debts, excluding current maturities	13	6,687	**7,607**	6,687	**7,607**	**1,653**
Employee severance benefits, net	14	1,048	**274**	956	**143**	**60**
Total long-term liabilities		7,735	**7,881**	7,643	**7,750**	**1,713**
Minority interests		1,900	**1,547**	-	**-**	**335**
Convertible note	16	1,566	**1,820**	1,566	**1,820**	**395**
Commitments and contingent liabilities	15					
Shareholders' equity	17					
Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 5,602,511 shares as of December 31, 2005 (5,491,711 shares as of December 31, 2004)		29,698	**29,765**	29,698	**29,765**	**6,466**
Additional paid-in capital		52,500	**54,553**	52,500	**54,553**	**11,852**
Capital reserves related to loans from controlling shareholders		10,010	**10,010**	10,010	**10,010**	**2,175**
Cumulative foreign currency translation adjustments		2,574	**1,916**	2,574	**1,916**	**416**
Capital reserves		6,685	**6,685**	6,685	**6,685**	**1,452**
Accumulated deficit		(86,476)	**(81,216)**	(86,476)	**(81,216)**	**(17,644)**
Total shareholders' equity		14,991	**21,713**	14,991	**21,713**	**4,717**
Total liabilities and shareholders' equity		80,441	**86,612**	76,358	**82,960**	**18,816**

A. Reichart

Arieh Reichart
President, Chief Executive Officer

Amnon Shemer
Chief Financial Officer

Nissim Gilam
Chairman of the board of directors

Date: April 4, 2006

The accompanying notes are an integral part of the consolidated and Company financial statements.

Statements of Operations - Consolidated and Company

		Consolidated			Company			Convenience Translation into US Dollars (Note 2H) Consolidated
	Note	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
								Unaudited
		** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts	
		NIS in thousands, (except earnings (loss) per NIS 1 par value of share capital)						US$ in thousands
Revenues	18	108,303	125,002	**144,429**	93,817	108,785	**128,459**	**31,378**
Cost of revenues	19	(102,643)	(109,998)	**(115,733)**	(90,803)	(95,331)	**(102,242)**	**(25,143)**
Gross profit		5,660	15,004	**28,696**	3,014	13,454	**26,217**	**6,235**
Research and development income (expenses), net	20	18	-	**(646)**	18	-	**(646)**	**(140)**
Selling, general and administrative expenses	21	(14,996)	(18,265)	**(19,862)**	(11,687)	(15,054)	**(16,361)**	**(4,315)**
Amortization of goodwill	9	(584)	(593)	**(593)**	-	-	**-**	**(129)**
Operating income (loss)		(9,902)	(3,854)	**7,595**	(8,655)	(1,600)	**9,210**	**1,651**
Financial expenses, net	22	(2,989)	(2,948)	**(2,656)**	(2,226)	(2,281)	**(2,381)**	**(577)**
		(12,891)	(6,802)	**4,939**	(10,881)	(3,881)	**6,829**	**1,074**
Other income (expenses), net	23	(20)	52	**103**	(108)	43	**111**	**22**
Income (loss) before tax benefit (expenses)		(12,911)	(6,750)	**5,042**	(10,989)	(3,838)	**6,940**	**1,096**
Tax benefit (expenses)	24	(194)	713	**-**	96	-	**-**	**-**
Income (loss) after tax benefit (expenses)		(13,105)	(6,037)	**5,042**	(10,893)	(3,838)	**6,940**	**1,096**
Company's share in losses of subsidiaries, net	7	-	-	**-**	(2,094)	(2,017)	**(1,680)**	**-**
Minority interests		118	182	**218**	-	-	**-**	**47**
Net income (loss)		(12,987)	(5,855)	**5,260**	(12,987)	(5,855)	**5,260**	**1,143**
Basic and diluted net earnings (loss) per NIS 1 par value of the share capital***		(3.61)	(1.36)	1.29	(3.61)	(1.36)	1.29	**0.28**
Weighted average NIS 1 par value of share capital used to compute basic and diluted net earnings (loss)		3,569	4,131	4,209	3,569	4,131	4,209	

* See Note 2B(6).

** See Note 2B(5).

*** Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Statement of Changes in Shareholders' Equity (Consolidated and Company)

	Number of ordinary Shares**	Ordinary shares	Additional paid-in capital	Capital reserves related to loans from controlling shareholders	Cumulative foreign currency translation adjustments	Capital reserves	Accumulated deficit	Total shareholders' equity
		(NIS thousands, except number of shares)						
		** Adjusted amounts						
Balance as of December 31, 2002	4,885,651	29,334	51,985	10,010	539	6,685	(67,634)	30,919
Changes during the year								
Foreign currency translation adjustments	-	-	-	-	1,465	-	-	1,465
Net loss	-	-	-	-	-	-	(12,987)	(12,987)
Balance as of December 31, 2003	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397
	* Reported amounts							
Balance as of January 1, 2004	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397
Changes during the year								
Conversion of convertible note	606,060	364	515	-	-	-	-	879
Foreign currency translation adjustments	-	-	-	-	570	-	-	570
Net loss	-	-	-	-	-	-	(5,855)	(5,855)
Balance as of December 31, 2004	5,491,711	29,698	52,500	10,010	2,574	6,685	(86,476)	14,991
Changes during the year								
Exercise of employee stock options	**110,800**	**67**	**2,053**	-	-	-	-	**2,120**
Foreign currency translation adjustments	-	-	-	-	**(658)**	-	-	**(658)**
Net income	-	-	-	-	-	-	**5,260**	**5,260**
Balance as of December 31, 2005	**5,602,511**	**29,765**	**54,553**	**10,010**	**1,916**	**6,685**	**(81,216)**	**21,713**
		US$ in thousands (Note 2H)						
Convenience translation year ended December 31, 2005 (Unaudited)		**6,466**	**11,852**	**2,175**	**416**	**1,452**	**(17,644)**	**4,717**

* See Note 2B(6)
** See Note 2B(5).
*** Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and Company financial statements.

Statements of Cash Flows - Consolidated and Company

	Consolidated			Company			Convenience translation into US Dollars (Note 2H) Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
							Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts	
	NIS thousands						US$ in thousands
Cash flows from operating activities							
Net income (loss)	(12,987)	(5,855)	**5,260**	(12,987)	(5,855)	**5,260**	**1,143**
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:							
Inflationary and exchange rate impact on long- term debts	(706)	12	**555**	(706)	12	**555**	**121**
Depreciation	14,938	13,428	**10,904**	12,993	11,766	**9,630**	**2,368**
Amortization of goodwill	584	593	**593**	-	-	**-**	**129**
Gain on disposal of fixed assets, net	(200)	(86)	**(103)**	(112)	(77)	**(111)**	**(22)**
Company's share in losses of subsidiaries, net	-	-	**-**	2,094	2,017	**1,680**	**-**
Minority interests	(118)	(182)	**(218)**	-	-	**-**	**(47)**
Increase (decrease) in employee severance benefits, net	(62)	103	**(767)**	(69)	92	**(813)**	**(167)**
Decrease (increase) in trade receivables	5,721	(3,988)	**963**	5,557	(3,252)	**615**	**209**
Decrease (increase) in other receivables and prepaid expenses	20	1,265	**(1,458)**	(682)	1,270	**(1,411)**	**(317)**
Increase in inventories	(632)	(379)	**(2,544)**	(222)	(290)	**(2,083)**	**(553)**
Increase (decrease) in trade payables	(503)	1,192	**904**	(1,381)	1,491	**851**	**196**
Increase (decrease) in other liabilities and accrued expenses	391	2,452	**15**	423	2,623	**(93)**	**3**
Accrued interest on convertible note	105	147	**172**	105	147	**172**	**37**
Interest and exchange rate differentials relating to subsidiaries, net	-	-	**-**	(548)	(764)	**(222)**	**-**
Deferred taxes	-	(753)	**-**	-	-	**-**	**-**
Net cash provided by operating activities	6,551	7,949	**14,276**	4,465	9,180	**14,030**	**3,100**

* See Note 2B(6).

** See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Statements of Cash Flows - Consolidated and Company (cont'd)

	Consolidated			Company			Convenience translation into US Dollars (Note 2H) Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
							Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts	
	NIS thousands						US$ in thousands
Cash flows used in investing activities:							
Investment in subsidiary	-	-	**-**	(5)	(90)	**(69)**	**-**
Purchase of fixed assets	(3,797)	(1,470)	**(12,628)**	(1,631)	(1,189)	**(12,067)**	**(2,743)**
Proceeds from sale of fixed assets	304	188	**164**	217	177	**115**	**36**
Net cash used in investing activities	(3,493)	(1,282)	**(12,464)**	(1,419)	(1,102)	**(12,021)**	**(2,707)**
Cash flows provided by (used in) financing activities:							
Decrease in short- term credit	(1,388)	(726)	**(1,603)**	(1,339)	(726)	**(1,603)**	**(348)**
Repayment of long-term loans	(6,116)	(6,164)	**(7,499)**	(6,116)	(6,164)	**(7,499)**	**(1,629)**
Long-term loans received	-	-	**8,310**	-	-	**8,310**	**1,805**
Exercise of employee stock options	-	-	**2,120**	-	-	**2,120**	**461**
Issuance of convertible note	2,166	-	**-**	2,166	-	**-**	**-**
Net cash provided by (used in) financing activities	(5,338)	(6,890)	**1,328**	(5,289)	(6,890)	**1,328**	**289**
Adjustments from translation of financial statements of foreign entity	414	126	**(156)**	-	-	**-**	**(34)**
Net increase (decrease) in cash and cash equivalents	(1,866)	(97)	**2,984**	(2,243)	1,188	**3,337**	**648**
Cash and cash equivalents at beginning of the year	6,237	4,371	**4,274**	3,491	1,248	**2,436**	**929**
Cash and cash equivalents at end of the year	4,371	4,274	**7,258**	1,248	2,436	**5,773**	**1,577**

* See Note 2B(6).
** See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Statements of Cash Flows - Consolidated and Company (cont'd)

	Consolidated			Company			Convenience translation into US Dollars (Note 2H) Consolidated
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2005
							Unaudited
	** Adjusted amounts	* Reported amounts	* Reported amounts	** Adjusted amounts	* Reported amounts	* Reported amounts	
	NIS thousands						US$ in thousands
Supplemental Cash Flow Information							
Non-cash activities:							
Conversion of convertible note into share capital	-	879	-	-	879	-	-

* See Note 2B(6).
** See Note 2B(5).

The accompanying notes are an integral part of the consolidated and Company financial statements.

Notes to the Consolidated and Company Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 - General

a. Eltek Ltd. ("the Company") was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards ("PCB"), complex multi-layer back-panels, flex and flex rigid circuit boards for electronic equipment. The principal markets of the Company are in Israel and Europe.

b. In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below and Note 2(E)(1)). The excess of the consideration paid over the fair value of 76% of the shares of Kubatronik's assets and liabilities was attributed to goodwill.

c. The Company has recorded a profit of NIS 5.3 million in 2005 after three years of net losses, and as at December 31, 2005 has a working capital deficit of NIS 7.3 million and an accumulated deficit of NIS 81.2 million.

The Company is dependent upon bank credit to finance its operations. The credit lines and facilities are subject to compliance with financial covenants and meeting its projections.

Financial covenants in respect of the Company's credit facilities and long-term debt require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants.

In June 2003, the Company signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.) ("U Bank"), pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company's accounts receivable.

Such factoring facilities are subject to the consent of the Company's banks that has been granted until June 30, 2007.

The Company received an infusion of US$ 500,000 by means of issuance of a convertible note in July 2003, out of which US$ 200,000 was converted into ordinary shares in January 2004.

In 2005, 110,800 employee stock options were exercised into shares with capital contribution of NIS 2,120 thousand.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 - General (cont'd)

Acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company acquired 76% of the shares of Kubatronik – Leiterplatten GmbH ("Kubatronik") for the consideration of € 2.6 million (NIS 11.8 million as of the date of acquisition).

Pursuant to the agreement, the seller has until December 31, 2007, the right to require the Company to purchase ("Put option"), and the Company has the right to require the seller to sell to the Company ("Call option"), the seller's remaining 24% interest in Kubatronik, until December 31, 2007. Through the date of these financial statements the seller has not approached the Company to exercise the put option.

The acquisition resulted in the recognition of goodwill in the amount of €1.1 million (NIS 5 million as of the date of acquisition) - see Note 9.

Note 2 - Significant Accounting Policies

A. Basis of preparation of financial statements

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP") as described in Note 28.

B. Definitions

Certain terms used in these financial statements are defined as follows:

(1) Related parties - as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel ("ICPAI") are:

(a) Parties, one of which directly or indirectly -
(1) owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
(2) has the right to appoint its Chief Executive Officer ("CEO"), or
(3) acts as its director or CEO.

(b) Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

(c) Spouses and minor children of the parties mentioned in (a) above.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

B. Definitions (cont'd)

(d) Interested parties - as defined in Section 1 of the Israeli Securities Law:

(1) The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

(2) A subsidiary of a company, other than a nominee company.

(2) Subsidiaries - companies whose financial statements are fully consolidated with those of the Company, whether held directly or indirectly.

(3) CPI - Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

(4) NIS - New Israeli Shekels.

(5) Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the ICPAI.

(6) Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

(7) Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50 of the ICPAI.

(8) Nominal financial reporting - Financial reporting based on reported amounts.

C. Financial statements reported New Israeli Shekels (NIS)

(1) In October 2001, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements for the effect of inflation was discontinued as of January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the consolidated and Company financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

C. Financial statements reported New Israeli Shekels (NIS) (cont'd)

(2) Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

(3) The term "cost" in these financial statements means the reported amount of cost.

(4) The financial statements of certain subsidiaries are stated on basis of the changes in the exchange rates of their relevant functional currencies.

(5) Comparative data for the year ended December 31, 2003 are stated on the basis of the adjusted CPI of December 31, 2003.

Balance sheets:

a. Non-monetary items are stated at reported amounts.

b. Monetary items are stated in the balance sheet at their nominal values as at balance sheet date.

Statement of operations:

a. The Company's equity in the operating results of investee companies and the share of minority shareholders in the results of subsidiaries are determined on the basis of the reported financial statements of those companies.

b. Income and expenses derived from non-monetary items included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

c. The other income and expense items (such as sales, cost of revenues, etc.) are presented at their nominal values.

D. Translation of foreign entity operations

As of January 1, 2004 the Company implemented Accounting Standard No. 13, "Effect of Changes in Exchange Rates of Foreign Currency". The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign subsidiaries for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of foreign investees, as follows:

Note 2 - Significant Accounting Policies (cont'd)

D. Translation of foreign entity operations (cont'd)

The financial statements of a foreign subsidiary are translated into Israeli currency as follows:

(1) The assets and liabilities, both monetary and non-monetary, are translated according to the closing exchange rate including the goodwill arising upon the acquisition of the subsidiary.

(2) Income and expense items are translated according to the average exchange rate, on a quarterly basis.

(3) All the resulting exchange rate differences are classified as a separate item of shareholders' equity until the disposal of the net investment.

E. Principles of consolidation

1. The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatrunik, Eltek International and Eltek Europe).

2. All intercompany transactions and balances were eliminated in consolidation.

F. Rate of exchange and linkage bases

1. a. Monetary assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at the balance sheet date as published by the Bank of Israel.

   b. Non-monetary assets and liabilities denominated in, or linked to foreign currencies have been recorded based on the representative exchange rate prevailing on the transaction date as published by the Bank of Israel.

   c. Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company's monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

F. Rate of exchange and linkage bases (cont'd)

2. Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

3. Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one dollar	Exchange rate of one Euro
	Points	NIS	NIS
For the year ended:			
December 31, 2003	178.58	4.379	5.533
December 31, 2004	180.74	4.308	5.877
December 31, 2005	**185.05**	**4.603**	**5.447**
	%	%	%
Changes during the year ended:			
December 31, 2003	(1.89)	(7.56)	11.33
December 31, 2004	1.21	(1.62)	6.22
December 31, 2005	2.39	6.85	(7.32)

G. Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

These are management's best estimates based on experience and historical data, however, actual results may vary from these estimates.

H. Unaudited convenience translation

For the convenience of the reader, the reported consolidated NIS figures of December 31, 2005 have been presented in U.S. dollar thousands (unaudited), translated at the representative rate of exchange as of December 31, 2005 (NIS 4.603 = U.S. Dollar 1.00). The U.S. dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

I. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

J. Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is determined based on management's estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific debtors, including their financial condition and volume of their operation.

K. Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined on the moving average basis.

L. Property and equipment

1. Assets are recorded at cost.

2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

	Mostly	Range
	%	%
Machinery and equipment	15	5-33
Office furniture and equipment	6	6-33
Motor vehicles	20	15-30
Leasehold improvements	10	3-25

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

3. **Fixed asset financing transactions**

The Company signed financing agreements with two of its equipment suppliers (see Note 13B), to acquire machinery and equipment with long-term payment terms. These acquisitions are recorded in the financial statements as capital leases. Depreciation is computed by the straight line method over the machinery's useful life.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

M. Investments in investee companies

Investments in subsidiaries are stated in the Company only financial statements under the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

The excess of the cost of the investment over the fair value of identified assets net of the fair value of identified liabilities (after allocation of taxes resulting from temporary differences) as at the date of acquisition is recorded as goodwill.

The Company applies Accounting Standard No. 20 "Amortization of Goodwill". According to the standard, goodwill is systematically amortized over the period of its useful life. The amortization period is for 10 years and reflects the best possible estimate of the period over which the Company anticipates to obtain future economic benefits from the Goodwill.

See also Note X(5) hereunder regarding an amendment to Accounting Standard No. 20.

N. Deferred taxes

Effective January 1, 2005, the Company applies Accounting Standard No. 19 - "Accounting for Income Taxes". Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled. The transition to the new standard did not have an effect on the Company.

Management cannot reasonably determine the Company's ability to utilize at least part of the net deferred tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards in the foreseeable future. Therefore, the Company did not record any deferred tax asset.

The Company believes that its subsidiary, Kubatronik will utilize at least part of its carryforward tax losses and therefore a deferred tax asset has been recorded (see Notes 24(H) and 24(I)).

O. Financial instruments

The financial statements include disclosures relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, the respective carrying values approximate their fair value.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

P. Convertible note

Convertible note is classified in the balance sheet based on the probability of its conversion, as provided in Opinion 53 "Accounting for Convertible Liabilities" of the ICPAI. Convertible notes, the conversion of which is not probable, are included as a liability at their amortized cost liability amount. Convertible notes, the conversion of which is probable, are stated between the items "long-term liabilities" and "shareholders' equity", in accordance with the greater of their amortized cost or cost. See Note 16 and also Note X(1) regarding Accounting Standard No. 22.

Q. Impairment in value of assets

The Company applies (for both Company and consolidated financial statements) Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter – the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the consolidated balance sheet, deferred tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the Company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be reversed only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

R. Factoring of financial assets

In June 2003, the Company entered into an accounts receivable factoring agreement with U Bank. Under the terms of the agreement, the Company is able to factor receivables, with U Bank on a non-recourse basis, provided that U Bank approves the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities" issued by the Financial Accounting Standards Board.

There have been no instances in which the Company has had to reimburse U Bank for accounts receivables as a result of a commercial dispute. The Company does not expect to make any reimbursements in the foreseeable future.

As at December 31, 2005, net trade receivables amounting to NIS 2,435 thousand were factored out of an avaliable NIS 4,603 thousand available (December 31, 2004 - NIS 4,200 thousand) (See Note 15A).

Note 2 - Significant Accounting Policies (cont'd)

S. Revenue recognition

The Company recognizes revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Commission income is accounted for on the accrual basis.

T. Research and development

Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred. See also Note 20.

U. Earnings (loss) per 1 NIS par value of share capital

Earnings (loss) per share have been calculated in accordance with Opinion No. 55 - "Earnings per share" of the ICPAI.

The calculation of the basic earnings (loss) per share takes into consideration convertible securities that were issued by the Company if it is considered likely that they will be converted or exercised in accordance with tests stipulated in opinions of the ICPAI.

The calculation of the diluted earnings (loss) per share takes into consideration convertible securities issued by the Company and its investee companies that were not included in the calculation of the basic earnings (loss) per share if their conversion or exercise does not increase the earnings (decrease the loss) per share (i.e., does not have an anti-dilutive effect).

V. Employee stock option expenses

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method for fixed-plans, compensation expenses are recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant.

W. Segment reporting

Segment reporting is presented according to Accounting Standard No. 11 of the IASB.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - *Significant* Accounting Policies (cont'd)

X. Disclosure of effect of new accounting standards in the pre-application period

1. In July 2005, the IASB published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter – the Standard). The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure requirements. Furthermore, the Standard provides the guidelines for classifying financial instruments as financial liabilities or shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated. The Company's management expects that the effect of the new standard will not have a material effect in the financial statements, except classification of the Company's convertible debentures net of the issuance costs into a liability component or an equity component.

2. In September 2005, the IASB published Accounting Standard No. 24, "Share- Based Payments" (hereinafter – the Standard). The Standard requires that share-based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. The Standard will apply to financial statements for periods beginning as from January 1, 2006 and early implementation is recommended. The instructions of the Standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. Since the Company's new stock option plan (see Note 17) is fully vested, the new standard is not expected to have a material effect on the financial statements. This standard may have a material effect if the Company adopts new stock option plans in the future, which cannot be determined at this point.

3. In February 2006, the IASB Accounting Standard No. 21, "Earnings per Share (hereinafter – the Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard regarding earnings per share are to be implemented retroactively on comparative data for prior periods. The implementation of the Standard will result in a basic earnings (loss) per share of NIS 0.94 and NIS (1.07) for the years 2005 and 2004, respectively, and a diluted earnings (loss) per share of NIS 0.75 and NIS (1.07) for the years 2005 and 2004, respectively

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

X. Disclosure of effect of new accounting standards in the pre-application period (cont'd)

4. In February 2006, the IASB published Accounting Standard No. 25, "Revenues" (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues derived from the selling of goods, the rendering of services, and the use of the entity's assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the Standard comes into effect. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been reported if the instructions of the Standard had been implemented will be adjusted as at January 1, 2006 to the amounts that would have been reported according to the instructions of this Standard. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006 as aforementioned, is required to be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the date the Standard comes into effect will be presented as in the past. The new standard is not expected to have any effect on the Company and Consolidated financial statements.

5. In March 2006, the IASB published an amendment to Accounting Standard No. 20, "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company" (hereinafter – the Standard). The new Standard replaces Accounting Standard No. 20, "Goodwill Amortization Period". In accordance with the Standard, goodwill and intangible assets with an indefinite useful life, which were identified at the time of purchasing an investee company, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of goodwill or of an intangible asset with an indefinite useful life. The Standard applies to financial statements for periods beginning on January 1, 2006 or thereafter. The transition date for discontinuing the amortization of goodwill is January 1, 2006. Accordingly, an entity is to discontinue amortizing goodwill included in the financial statements, including goodwill included in the balance of an investment in an investee company that is not a subsidiary, as at January 1, 2006. On the transition date, the entity will also test for the impairment in the value of goodwill in accordance with Accounting Standard No. 15. The financial statements for periods in which this Standard was not implemented will not be restated. The amortization of the goodwill amounted to NIS 593, NIS 593 and NIS 584 for the years ended December 31, 2005, 2004 and 2003, respectively.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

X. Disclosure of effect of new accounting standards in the pre-application period (cont'd)

6. In February 2006, the IASB published Clarification No. 8, Reporting Revenues on a Gross or Net Basis" (hereinafter - "the Clarification"). The Clarification provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. The Clarification provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. The Clarification applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of the clarification with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in the Clarification. Implementation of the new Clarification is not expected to have any effect on the results of operations and financial position of the Company.

Y. Derivative financial instruments

(1) The gains and losses on derivative financial instruments held for hedging purposes in relation to existing assets and liabilities are recognized concurrently with the gains and losses on the hedged assets and liabilities.

(2) The gains and losses on derivative financial instruments held as hedging instruments for firm commitments and anticipated transactions are deferred, and are recognized in the same period in which the gains and losses from the hedged transactions are recognized.

(3) Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized in the Consolidated and Company statement of operations as financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

Note 3 - Cash and Cash Equivalents

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
NIS	260	**310**	260	**310**
U.S. dollars	1,906	**5,529**	1,830	**5,456**
Euro	2,105	**1,418**	343	**6**
Others	3	**1**	3	**1**
	4,274	**7,258**	2,436	**5,773**

As for pledges on assets. See Note 15A.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 4 - Trade Receivables

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Israeli customers	10,895	**11,662**	10,895	**11,662**
Foreign customers	13,502	**12,055**	11,523	**10,686**
Checks receivable	1,068	**514**	1,068	**514**
	25,465	**24,231**	23,486	**22,862**
Allowance for doubtful accounts	(1,630)	**(1,488)**	(1,414)	**(1,405)**
	23,835	**22,743**	22,072	**21,457**

As at December 31, 2005 one customer accounted for NIS 5,681 thousand of receivables (25% of the total consolidated trade receivables) (Company - 26.5%).
As at December 31, 2004 one customer accounted for NIS 6,766 thousand of receivables (28.4% of the total consolidated trade receivables) (Company - 30.7%).

As for pledges on assets. See Note 15A.

Note 5 - Other Receivables

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Employees	131	**124**	126	**120**
Subsidiary	-	-	338	**333**
Commissions and other receivables	120	**480**	120	**358**
Advances to suppliers	334	**90**	331	**32**
Government of Israel and other institutions	209	**1,122**	208	**1,121**
Government of Germany	364	**357**	206	**320**
	1,158	**2,173**	1,329	**2,284**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 6 - Inventories

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Raw materials:				
On hand	7,477	**8,496**	6,530	**7,568**
In transit	451	**101**	451	**99**
Work-in-process	4,232	**5,485**	3,823	**4,758**
Finished products	1,473	**1,969**	1,104	**1,566**
	13,633	**16,051**	11,908	**13,991**

Note 7 - Long-Term Investments

	Company	
	December 31 2004	December 31 2005
A. Investments in subsidiaries:		
Cost of shares and long-term loan	10,757	**10,677**
Loans to subsidiaries	3,558	**3,929**
Accumulated losses	(6,215)	**(7,895)**
Adjustments from translation of financial statements	2,574	**1,916**
	10,674	**8,627**

	Company	
	December 31 2004	December 31 2005
B. Changes in the investments in subsidiaries		
Balance at the beginning of the year	11,267	**10,674**
Changes during the year:		
Share of losses	(2,017)	**(1,680)**
Accrued loan interest and investments made during the year	854	**291**
Adjustments from the translation of financial statements	570	**(658)**
Balance at the end of the year	10,674	**8,627**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net

A. Consolidated

	December 31, 2005				
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total
Cost					
Balance as of December 31, 2004	134,675	27,942	961	6,941	170,519
Additions	**11,999**	**365**	**73**	**191**	**12,628**
Disposals	**(1,592)**	**(17)**	**(292)**	**(147)**	**(2,048)**
Translation adjustments of subsidiary	**(1,209)**	**(175)**	**(42)**	**(354)**	**(1,780)**
Balance as of December 31, 2005	**143,873**	**28,115**	**700**	**6,631**	**179,319**
Accumulated Depreciation					
Balance as of December 31, 2004	111,270	20,335	804	6,541	138,950
Depreciation during the year	**9,205**	**1,456**	**72**	**171**	**10,904**
Disposals	**(1,540)**	**(17)**	**(289)**	**(141)**	**(1,987)**
Translation adjustments of subsidiary	**(1,015)**	**(122)**	**(34)**	**(346)**	**(1,517)**
Balance as of December 31, 2005	**117,920**	**21,652**	**553**	**6,225**	**146,350**
Net balance as of December 31, 2005	**25,953**	**6,463**	**147**	**406**	**32,969**
Net balance as of December 31, 2004	23,405	7,607	157	400	31,569

As for pledges on assets. See Note 15A.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net (cont'd)

B. Company

	December 31, 2005				
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total
Cost					
Balance as of December 31, 2004	118,143	25,561	385	2,093	146,182
Additions	11,578	352	73	64	12,067
Disposals	(1,282)	-	(292)	-	(1,574)
Balance as of December 31, 2005	128,439	25,913	166	2,157	156,675
Accumulated Depreciation					
Balance as of December 31, 2004	97,797	18,686	362	1,852	118,697
Depreciation during the year	8,136	1,379	24	91	9,630
Disposals	(1,281)	-	(289)	-	(1,570)
Balance as of December 31, 2005	104,652	20,065	97	1,943	126,757
Net balance as of December 31, 2005	23,787	5,848	69	214	29,918
Net balance as of December 31, 2004	20,346	6,875	23	241	27,485

As for pledges on assets. See Note 15A.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 9 - Goodwill

	Consolidated	
	December 31 2004	December 31 2005
Balance at the beginning of the year	4,972	**4,656**
Goodwill amortization	(593)	**(593)**
Translation adjustments	277	**(328)**
	4,656	**3,735**

Note 10 - Short-Term Credit and Current Maturities of Long-Term Debts

	Annual interest rate at December 31 2005	Consolidated and Company	
	%	December 31 2004	December 31 2005
In NIS (unlinked)	6.95%-7.50%	11,400	**10,217**
In U.S. dollars	6.27%-6.39%	1,525	**1,105**
Current maturities of long-term debts due to banks (Note 13A)		6,664	**6,239**
		19,589	**17,561**

As to pledges securing the credit, see Note 15A.

Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants. The Company's management has programs and projects which it believes will enable it to continue these terms.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 11 - Trade Payables

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Israeli suppliers	15,516	**18,670**	15,516	**18,670**
Foreign suppliers	4,733	**4,146**	3,789	**3,243**
	20,249	**22,816**	19,305	**21,913**
Checks payable	3,328	**2,360**	3,328	**2,360**
	23,577	**25,176**	22,633	**24,273**
"Israeli suppliers" included current maturities of long-term debts related to fixed assets financing transactions (Note 13B)	278	**1,067**	278	**1,067**

Note 12 - Other Liabilities and Accrued Expenses

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Accrued payroll and related benefits	3,825	**3,603**	3,091	**3,073**
Provision for vacation and other employee benefits	2,631	**3,100**	2,409	**2,904**
Government of Israel and other institutions	19	**120**	19	**120**
Accrued expenses	4,041	**3,425**	3,867	**3,273**
Other liabilities	567	**666**	550	**473**
	11,083	**10,914**	9,936	**9,843**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 - Long-Term Debts, Excluding Current Maturities

A. Banks

	Annual interest rate at December 31 2005	Consolidated and Company	
		December 31 2004	December 31 2005
	%		
Linkage terms			
U.S. dollar	5.89-6.54	6,381	**3,846**
CPI	5.30-7.05	4,160	**2,615**
Unlinked	5.00-7.95	2,440	**4,924**
		12,981	**11,385**
Less - current maturities		(6,664)	**(6,239)**
		6,317	**5,146**

Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2005, the Company was in compliance with such covenants. The Company's management has programs and projects which it believes will enable it to continue these terms.

B. Long-term debt related to fixed assets financing transactions

U.S. dollars linked	4-4.89	648	**3,528**
Less - current maturities		(278)	**(1,067)**
		370	**2,461**
Total long-term debt		6,687	**7,607**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 - Long-Term Debts, Excluding Current Maturities (cont'd)

Consolidated and Company

C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2005 are as follows:

	Consolidated and Company	
	December 31 2004	December 31 2005
First year (current maturities)	6,942	**7,306**
Second year	5,178	**3,540**
Third year	1,509	**1,699**
Fourth year	-	**1,551**
Fifth year and thereafter	-	**817**
	6,687	**7,607**
	13,629	**14,913**

As to pledges securing the loans, see Note 15A.

Note 14 - Employee Severance Benefits, net

Under Israeli law and labor agreements. the Company is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the Company and accordingly, such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

   In addition, occasionally, the Company deposits with a Central Severance Pay Fund ("CSPF") in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

   The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Employee Severance Benefits, net (cont'd)

3. Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liabilities are reflected in the consolidated balance sheet.

   In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

4. Details of the provision and amounts funded:

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Liability for employee severance benefits	4,105	**4,523**	3,890	**4,290**
Assets held for severance benefits	(3,057)	**(4,249)**	(2,934)	**(4,147)**
Employee severance benefits, net	1,048	**274**	956	**143**

Note 15 - Commitments and Contingent Liabilities

A. 1. The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2. As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company's assets in favor of the State of Israel.

3. The Company has also pledged a machine and a computer system to suppliers to secure its indebtedness.

4. In June 2003, the Company signed a factoring agreement with U Bank, pursuant to which the Company was provided with a S 1.0 million of factoring facility, in consideration for the assignment to U Bank of an equal amount of its accounts receivable. Such factoring facilities are subject to the consent of the Company's banks that has been granted until June 30, 2007.

5. The Company has signed an agreement with a consulting company to incorporate the "Theory of Constraint" ("TOC") into its operation. The purpose is to improve several operational measures identified by the Company's Management. Pursuant to the agreement in 2004 the Company paid consultation fees and agreed to pay bonuses to the consulting company based on its success. In the year ended December 31, 2004, the consulting company was not entitled to a bonus. During the year ended December 31, 2005, the consulting company was entitled to a bonus of NIS 517 thousand. The agreement will expire on September 30, 2008.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Commitments and Contingent Liabilities (cont'd)

B. In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. The Company denied liability and claimed that no agreement was entered into between the parties, no compensation was agreed upon, and that the amount of the claim is baseless. Based on the opinion of the Company's legal counsel, the Company believes that it has good defenses against the claim and that the outcome of this matter will not have a material effect on its financial position or results of its operations. The claim has been diverted by the court to mediation. A mediation meeting took place in July 2005. No further meetings have been scheduled.

C. As of December 31, 2005, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 3.7 million (Company – NIS 3.6 million).

D.

1. The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June 2008, respectively.
2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.
3. The Company has signed several lease and maintenance agreements for production equipment with supplier of equipment. Of such agreements, two principal agreements will expire in September 2009 and March 2010.
4. Three production machines are leased under operating agreements which will expire in September 2007, January 2008 and April 2009.
5. The Company has signed several other maintenance agreements for production equipment and software.
6. The majority of the Company's motor vehicles are leased under three year operating agreements.
7. Minimum future payments due under the above agreements are as follows:

	Consolidated	Company
	December 31 2005	December 31 2005
First year	6,654	6,010
Second year	5,531	4,834
Third year	4,338	4,028
Fourth year	3,769	3,744
Fifth year and thereafter	5,708	5,698
	26,000	24,314

Payments required under operating lease agreements are charged to expense by the straight-line method over the periods of the respective leases.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Commitments and Contingent Liabilities (cont'd)

E. Indemnification agreement

The Company entered into an indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer that will not exceed the lesser of USS 2,000,000 or 25% of the Company's shareholders' equity.

F. Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in Germany.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit control of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by credit insurance policy that covers a material part of the trade receivables and by the large number and geographical dispersion of the Company's customer base.

See also Note 25.

Note 16 - Convertible Note

In July 2003, the Company issued a convertible note (the "Note") in the principal amount of $500,000 to Merhav M.N.F Ltd. - an Israeli private company controlled by the Company's major shareholder ("Merhav").

The Note is due four years from its issuance date and bears interest at the rate of 10% per year, compounded on a quarterly basis.

Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share, which was the price of the share at the time the terms of the Note were concluded. The Company may in its sole discretion repay the accrued interest on the principal of the Note to Merhav.

In January 2004, $ 200,000 of the principal amount of the Note was converted into 606,060 ordinary shares.

As of December 31, 2005, the Note including accrued interest is convertible into 1,198,173 ordinary shares which at such date would have constituted 17.6% of the Company's ordinary shares after conversion.

Note 17 - Shareholders' Equity

A. Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding	
	December 31 2004 and 2005	December 31 2004	December 31 2005
	(in thousands)	(in thousands)	(in thousands)
Number of shares:			
Ordinary Shares of par value NIS 0.6 each	50,000	5,492	5,603
Amount in nominal NIS:			
Ordinary Shares of par value NIS 0.6 each	30,000	3,295	3,362

B. Options

In August 2000, the Company adopted the Eltek Ltd. 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan authorized the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the date of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise prices of these options are equal to the market price of the underlying stock on the date of the grant.

As of December 31, 2005, options for the purchase of 7,600 ordinary shares having exercise price of $ 4.375 per share and options for the purchase of 20,000 ordinary shares having exercise price of $ 1.14 per share were outstanding under the 2000 Plan.

Besides the above mentioned options, the Company does not intend to grant additional options under the 2000 plan.

In November 2005, the Board of Directors of the Company adopted and the Shareholders subsequently approved the Eltek Ltd. 2005 Stock Option Plan (the "2005 Plan"). The aggregate number of options issued under the 2005 Plan amounted to 284,500 options. The options will expire two years from the date of the Shareholders' Approval of such plan, which was December 11, 2005, and no awards may be made under the 2005 Plan after December 31, 2005. Options granted under the 2005 Plan were fully vested upon their award, and each option was designated as a Section 102(c) option of the Israeli tax ordinance. The exercise price per option was set to NIS 21 which equals the market price of the Company's ordinary shares on date of grant. See Note 24B.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17 - Shareholders' Equity (cont'd)

B. Options (cont'd)

The option exercise price per share is NIS 21.

A summary of the Company's option plans and the options that were granted to the Company's employees and to the chairman of the board of directors is presented below:

		Number of options	Weighted average exercise price
			US$
Balance as at December 31, 2002		538,933	4.09
	Expired	(14,000)	1.75
	Forfeited	(71,600)	4.08
Balance as at December 31, 2003		453,333	4.16
	Granted	20,000	1.14
	Expired	(37,000)	1.75
	Forfeited	(21,400)	4.38
Balance as at December 31, 2004		414,933	4.22
	Granted	284,500	* 4.56
	Exercised	(110,800)	4.38
	Expired	(274,533)	4.38
	Forfeited	(2,000)	4.38
Balance as at December 31, 2005		312,100	4.34

* Equal to NIS 21 at December 31, 2005.

The following table summarizes information concerning options outstanding at December 31, 2005.

Exercise prices		Number of options outstanding at December 31 2005	Number of options exercisable at December 31 2005	Remaining contractual life (in years)
U.S.$	4.38	**7,600**	**7,600**	0.4
U.S.$	1.14	**20,000**	**6,666**	3.9
NIS	21	**284,500**	**284,500**	1.9
		312,100	**298,766**	

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 18 - Revenues

Revenues by activities

	Consolidated (1)			Company (2)		
	Year ended December 31 2003*	**Year ended December 31 2004**	**Year ended December 31 2005**	**Year ended December 31 2003***	**Year ended December 31 2004**	**Year ended December 31 2005**
Sales of manufactured products	107,212	122,127	**143,002**	92,691	105,835	**126,084**
Sales of non-manufactured products	786	2,219	**1,038**	786	2,285	**1,865**
Commissions	305	656	**389**	340	665	**510**
	108,303	125,002	**144,429**	93,817	108,785	**128,459**

* Adjusted amounts, see Note 2B(5).

(1) During the year ended December 31, 2005, one customer accounted for NIS 44,213 thousand (30.6% of the total consolidated revenues).
During the year ended December 31, 2004, one customer accounted for NIS 15,359 thousand (12.3% of the total consolidated revenues).
During the year ended December 31, 2003, there was no customer who accounted for more than 10% of the total consolidated revenues.

(2) During the year ended December 31, 2005, the Company had one customer who accounted for NIS 44,213 thousand (34.4% of the total Company's revenues).
During the year ended December 31, 2004, the Company had one customer who accounted for NIS 15,359 thousand (14.1% of the total Company's revenues).
During the year ended December 31, 2003, the Company had two customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the total Company's revenues.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 - Cost of Revenues

	Consolidated			Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Cost of materials and non-manufactured products [1]	37,742	42,117	**45,823**	35,659	38,550	**43,251**
Payroll and related benefits	33,086	35,699	**37,409**	27,240	29,228	**30,964**
Manufacturing expenses	18,088	19,491	**23,540**	15,713	16,265	**19,935**
Depreciation	14,517	13,136	**10,710**	12,665	11,561	**9,489**
Changes in inventories of finished products and work-in-process**	(790)	(445)	**(1,749)**	(474)	(273)	**(1,397)**
	102,643	109,998	**115,733**	90,803	95,331	**102,242**

* Adjusted amounts, see Note 2B(5).

** Including changes in inventories of non-manufactured products.

(1) During the year ended December 31, 2005, one major supplier accounted for NIS 10,384 thousand (22.4% of the total consolidated materials and non-manufactured products purchase costs) (Company - NIS 10,384 thousand (23.6%)).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20 - Research and Development Expenses (Income), Net

	Consolidated and Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Payroll and payments to subcontractors	-	-	**934**
Raw materials	-	-	**156**
Depreciation	-	-	**25**
Approved grants from the OCS	(18)	-	**(469)**
	(18)	-	**646**

* Adjusted amounts. See Note 2B(5).

In 2005, the Company was granted membership in OptiPac, a consortium within the framework of the MAGNET program of the OCS. The OptiPac target is to develop generic electro-optical packaging technologies for optical fiber based telecommunication systems and for several other industries and applications.

Under the terms of the consortium, each member of the consortium is provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The OCS reimburses 66% of such approved research and development expenses.

These reimbursements are contingent upon the Company submitting periodic reports prepared in accordance with the requirement of the OCS but are not contingent upon royalties or any future payments being made by the Company. The Company has been in compliance with such OCS requirements.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 - Selling, General and Administrative Expenses

	Consolidated			Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Payroll and related benefits	7,386	8,437	**9,467**	5,674	6,416	**7,174**
Commissions	1,232	1,476	**1,894**	802	1,675	**1,728**
Export and delivery expenses	1,275	1,592	**1,612**	972	1,357	**1,343**
Office maintenance	870	890	**849**	676	674	**661**
Traveling	422	594	**762**	349	430	**691**
Depreciation	421	292	**169**	328	205	**116**
Professional services	1,420	2,215	**2,786**	1,012	1,809	**2,370**
Car maintenance	579	710	**749**	516	624	**645**
Investors relations	383	230	**289**	383	230	**289**
Other	1,008	1,829	**1,285**	975	1,634	**1,344**
	14,996	18,265	**19,862**	11,687	15,054	**16,361**

* Adjusted amounts. See Note 2B(5).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 - Financial Expenses, Net

	Consolidated			Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Interest and exchange rates						
Expenses on long- term loans net of monetary erosion	399	864	**1,050**	399	864	**1,050**
Expenses on short-term credit and bank charges net of monetary erosion	1,706	1,465	**1,541**	1,692	1,450	**1,522**
Effect of exchange rate differences expenses and net gain from derivative instruments	(68)	319	**(268)**	(209)	263	**(237)**
Expenses on convertible note	112	150	**254**	112	150	**254**
Other financing expenses (income), net	840	150	**79**	232	(446)	**(208)**
	2,989	2,948	**2,656**	2,226	2,281	**2,381**

* Adjusted amounts. See Note 2B(5).

Note 23 - Other Income (Expenses), Net

	Consolidated			Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Indemnification to customer	(161)	-	-	(161)	-	-
Gain on disposals of fixed assets, net	200	86	**103**	112	77	**111**
Customs charges	(59)	-	-	(59)	-	-
Other expenses	-	(34)	-	-	(34)	-
	(20)	52	**103**	(108)	43	**111**

* Adjusted amounts. See Note 2B(5).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income

A. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

1. Certain of the Company's investment programs in expanding its production facilities in Israel were granted "approved enterprise" status in accordance with the above Law. As of the date of these financial statements, one approved investment program is applicable to the Company.

The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company's undistributed income arising from the revenue that is derived from the "approved enterprise", for a period of two years, starting with the year in which the "Approved Enterprise" first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The period of tax benefit relating to one of these programs have not yet commenced, and will expire no later than 2016 and expired in 2005 for the other.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "approved enterprise". In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 15(A)(2) for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the "approved enterprise".

Income of the Company not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 34% in 2005.

Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise during the tax exemption period.

2. **Amendments to the Law**

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a) Companies that meet the criteria of the Alternative Benefit track tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audits will be the responsibility of the Income Tax Authorities as part of their tax audits. Request for pre-ruling is possible.

(b) Tax benefits of the Alternative track include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

A. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

2. Amendments to the Law (cont'd)

(c) In order to receive benefits in the Grant Path or the Alternative Benefit track, the industrial enterprise must contribute to the economic independence of the Israel's economy in one of the following ways:

1. Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval has been obtained from the head of research and development at the OCS;
2. Its revenue from a specific country is not greater than 75% of its total revenues that year;
3. 25% or more of its revenues are derived from a specific market of at least 12 million residents.

(d) Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

(e) For an expansion, a company is required to invest within three years the greater of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendment to the Law does not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits is 2004 or thereafter.

B. Taxation of employee stock option plans

In respect to employee stock incentive plan, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the "Ordinary Income Route") or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% (the "Capital Gains Route"). Where there is no trustee arrangement, the employee is fully taxed and no expense deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform's new regulations do not apply for options granted before December 31, 2002. The options granted by the Company during 2004 and 2005 were granted pursuant the Capital Gains Route.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

C. Amendments to the Income Tax Ordinance

1. On June 29, 2004, the Knesset (the Israeli Parliament) passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004" ("the 2004 Amendment"). The 2004 Amendment provides for a gradual reduction in the corporate tax rate from 36% to 30% in the following manner: 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.

2. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005 (the 2005 Amendment).

   The 2005 Amendment provides for a gradual reduction in the corporate tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

The Company believes that both Amendments will have no significant impact on its financial position or results of operations, since it had not recognized deferred tax assets as of December 31, 2005.

D. Adjustments for inflation

The Income Tax Law (Inflationary Adjustments) - 1985 (hereinafter - the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid law are designed to achieve taxation of income on a real basis. However, the earnings adjusted according to the tax laws are not always identical to the earnings reported according to the accounting standards of the Israel Accounting Standard Board. As a result, differences arise between the reported income in the financial statements and the adjusted income for tax purposes.

E. Carryforward tax losses

As of December 31, 2005, the total consolidated tax loss carryforward was approximately NIS 65 million (Company - NIS 59.3 million). The carry-forward losses in Israel are linked to the Consumer Price Index in accordance with the law mentioned in D above, except for those of the subsidiary that keeps its books in foreign currency, and which are linked to the change in the foreign currency exchange rate. As discussed in Note 2N above, the Company has not recorded a deferred tax asset in respect of these losses, other than as noted below, due to the uncertainty as to whether such assets will be realized in the foreseeable future. These losses do not have expiry dates.

In the consolidated balance sheet, a deferred tax asset has been recorded in respect of tax loss carryforward of a foreign subsidiary recorded prior to December 31, 2004 in the amount of NIS 697 thousand. These losses do not have expiry dates.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

F. Income tax assessments

In Israel, the Company has received final tax assessments through the 1995 tax year. The tax years 1996-2000 are considered final due to limitation.

The Company's principal foreign subsidiary has received final tax assessments through the 2003 tax year.

The Company's other subsidiaries have not yet received any final tax assessments since incorporation.

G. Reconciliation of the theoretical tax expense to the actual tax expense

A reconciliation of the theoretical tax expense, assuming all *income* is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Consolidated			Company		
	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005	Year ended December 31 2003*	Year ended December 31 2004	Year ended December 31 2005
Income (loss) before taxes as reported in the statement of operations	(12,911)	(6,750)	**5,042**	(10,989)	(3,838)	**6,940**
Primary tax rate	36%	35%	**34%**	36%	35%	**34%**
Tax expenses (benefit) calculated	(4,648)	(2,363)	**1,714**	(3,956)	(1,343)	**2,360**
Non-deductible operating expenses	120	160	**153**	120	160	**153**
Taxes on account of previous years	445	-	-	-	-	-
Amortization of goodwill	214	216	**202**	-	-	-
Unrecognized deferred taxes	4,199	1,544	**(2,566)**	4,099	1,445	**(2,954)**
Depreciation and inflation impact	(263)	(261)	**441**	(263)	(262)	**441**
Translation adjustments	-	-	**56**	-	-	-
Tax losses for which no deferred tax was computed on difference between tax rate and tax rules	383	-	-	-	-	-
Applicable to foreign subsidiary	(256)	(9)	-	(96)	-	-
Total	4,842	1,650	**(1,714)**	3,860	1,343	**(2,360)**
Tax (benefit) expenses	194	(713)	-	(96)	-	-

* Adjusted amounts. See Note 2B(5).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

H. Deferred taxes

	Consolidated
Balance as at January 1, 2004	-
Recognized deferred taxes during 2004	753
Balance as at December 31, 2004	753
Changes in 2005 that are not carried to income - translation adjustments	**(56)**
Balance as at December 31, 2005	[(1)] **697**

(1) The deferred taxes are in respect of losses carryforward of Kubatronik and are calculated according to the relevant tax rates in Germany.

I. Deferred tax assets that were recognized:

	Consolidated		Company	
	December 31 2004	December 31 2005	December 31 2004	December 31 2005
Total deferred tax assets	23,420	**20,798**	22,667	**19,712**
Less: deferred tax assets that were not recognized due to non-compliance with the conditions for recognizing deferred tax assets:				
Losses carryforward (in Israel)	21,079	**18,374**	21,079	**18,374**
Losses carryforward (outside Israel)	-	**389**	-	**-**
Severance pay	287	**43**	287	**43**
Vacation pay	752	**793**	752	**793**
Allowance for doubtful accounts	549	**502**	549	**502**
Total	(22,667)	**(20,101)**	(22,667)	**(19,712)**
Deferred tax assets that were recognized	753	**697**	-	**-**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting

The Company and its subsidiaries have three reportable geographic segments, i.e. Israel, Europe and others - mainly the United States and India.

	Year ended December 31, 2005				
	Israel	**Europe**	**Other**	**Adjustments**	**Consolidated**
External revenues for the segment	**61,058**	**73,107**	**10,264**	**-**	**144,429**
Internal revenues for the segment	**1,204**	**7,774**	**65**	**(9,043)**	**-**
Total revenues for the segment	**62,262**	**80,881**	**10,329**	**(9,043)**	**144,429**
Operating income (loss)	**5,524**	**2,674**	**(506)**	**(97)**	**7,595**
Financial expenses	**(1,275)**	**(2,021)**	**(216)**	**340**	**(3,172)**
Financial income	**106**	**655**	**98**	**(343)**	**516**
Other income (expenses), net	**111**	**(8)**	**-**	**-**	**103**
Company's share in losses of subsidiaries, net	**(1,680)**	**-**	**-**	**1,680**	**-**
Tax benefit	**-**	**-**	**-**	**-**	**-**
Minority interests	**-**	**218**	**-**	**-**	**218**
Net income (loss)	**2,786**	**1,518**	**(624)**	**1,580**	**5,260**
Total assets for the segment	**45,573**	**42,429**	**7,016**	**(9,103)**	**85,915**
Deferred taxes	**-**	**697**	**-**	**-**	**697**
Total assets	**45,573**	**43,126**	**7,016**	**(9,103)**	**86,612**
Total liabilities	**30,181**	**28,701**	**5,132**	**(935)**	**63,079**
Capital expenditure	**5,762**	**5,889**	**977**	**-**	**12,628**
Depreciation and amortization	**4,642**	**6,075**	**780**	**-**	**11,497**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting (cont'd)

	Year ended December 31, 2004				
	Israel	Europe	Other	Adjustments	Consolidated
External revenues for the segment	67,867	48,005	9,130	-	125,002
Internal revenues for the segment	60	8,750	-	(8,810)	-
Total revenues for the segment	67,927	56,755	9,130	(8,810)	125,002
Operating income (loss)	1,313	(4,039)	(1,078)	(50)	(3,854)
Financial expenses	(1,944)	(1,718)	(261)	649	(3,274)
Financial income	4	921	64	(663)	326
Other income, net	43	9	-	-	52
Company's share in losses of subsidiaries, net	(2,017)	-	-	2,017	-
Tax benefit	-	713	-	-	713
Minority interests	-	182	-	-	182
Net loss	(2,601)	(3,932)	(1,275)	1,953	(5,855)
Total assets for the segment	45,866	38,280	6,603	(11,061)	79,688
Deferred taxes	-	753	-	-	753
Total assets	45,866	39,033	6,603	(11,061)	80,441
Total liabilities	39,283	34,922	5,228	(15,549)	63,884
Capital expenditure	743	627	100	-	1,470
Depreciation and amortization	7,345	5,686	990	-	14,021

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting (cont'd)

	Year ended December 31, 2003*				
	Israel	Europe	Other	Adjustments	Consolidated
External revenues for the segment	72,584	30,814	4,905	-	108,303
Internal revenues for the segment	35	2,806	-	(2,841)	-
Total revenues for the segment	72,619	33,620	4,905	(2,841)	108,303
Operating (income) loss	(4,572)	(4,257)	(1,269)	196	(9,902)
Financial expenses	(2,434)	(1,351)	(213)	506	(3,492)
Financial income	12	1,116	-	(625)	503
Other income (expenses), net	(108)	88	-	-	(20)
Company's share in losses of subsidiaries, net	(2,094)	-	-	2,094	-
Tax expenses	-	(194)	-	-	(194)
Minority interests	-	118	-	-	118
Net loss	(9,196)	(4,480)	(1,482)	2,171	(12,987)
Total assets for the segment	68,812	27,668	4,008	(11,864)	88,624
Total liabilities	50,550	27,385	3,088	(14,091)	66,932
Capital expenditure	1,262	2,414	121	-	3,797
Depreciation and amortization	10,056	4,792	674	-	15,522

* Adjusted amounts. See Note 2B(5).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26 - Related and Interested Party Transactions

		Consolidated and Company		
		Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005
A.	**Salaries and related expenses to interested parties** (1)	1,422	1,382	**1,427**
B.	**Interest and exchange rate expenses** (2)	112	150	**254**

(1) 5 persons in each year.

(2) Expenses on convertible note (see Note 16).

C. Loans and other receivables to the subsidiaries included in the financial statements of the Company as at December 31, 2005 and 2004 is NIS 2,482 thousand and NIS 17,449 thousand, respectively (see Note 5 and Note 7).

D. Compensation of directors

(1) The Company pays its Chairman of the Board of Directors a management fee and reimburses him for various expenses that he incurs in connection with his service. Since 2005 the Company also provides him with a car. In addition, the Company compensates its external directors for their service.

(2) The total cost of the above mentioned compensation in 2005 was NIS 367 thousand (in 2004 - NIS 321 thousand, in 2003 - NIS 272 thousand).

The transactions with related and interested parties were conducted at terms comparable with those of similar transactions with third parties.

Note 27 - Disclosures Regarding Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short-term financial instruments, approximates their fair value because of the short maturity of these instruments.

Management estimates that the carrying value of its long-term debt as at December 31, 2005 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States

The Consolidated and Company financial statements are prepared in accordance with Israeli GAAP which differs in certain significant respects from those followed in the United States of America. The significant differences are set out below:

A. Effect of inflation

The Company, in accordance with Israeli GAAP, included the effect of price level changes in the accompanying financial statements, as described in Note 2B until December 31, 2003.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in the reconciliation to U.S. GAAP.

B. Liability for employee severance benefits

According to Israeli GAAP, amounts funded by purchase of insurance policies or by deposits are deducted from the related accrued severance pay liability, and presented at a net amount.

According to the U.S. GAAP, these balance sheet amounts (the amount of the related liability accrued and the related assets) should be presented gross, instead of net.

C. Convertible note

Under Israeli GAAP, the convertible note is presented on the balance sheet as a separate item between long-term liabilities and shareholders' equity, whereas under U.S. GAAP it should be presented as a liability.

D. Goodwill amortization

Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (see Note 1) is being amortized on a straight-line basis over 10 years. Under U.S. GAAP, goodwill is not amortized but is evaluated for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

E. Financial derivative

As described in Note 1, the seller of Kubatronik's shares has the right to require the Company to purchase (put option) the seller's remaining 24% stock ownership of Kubatronik. Under Israeli GAAP, there are no accounting consequences. Under U.S. GAAP, according to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the put option should be considered as a financial instrument and such an instrument should be marked-to-market every reporting period.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

F. Cash flows

1. Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash and cash equivalents are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash and cash equivalents are presented separately in the statement of cash flows (see Note 28(I)(5)).

2. Loans in respect of fixed assets financing arrangement treated as capital leases

According to Israeli GAAP, long term financing arrangement in respect of acquisition of fixed assets, treated as capital leases are reflected in the statement of cash flows as cash flows from financing activities and investing activities for the acquisition of the fixed assets - financed by the arrangement.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 28(I)(5)).

G. Earnings (loss) per share capital ("EPS")

Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options and convertible note is included in the computation of basic EPS per NIS 1 of common stock, only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options and convertible note.

In accordance with SFAS No. 128 "Earnings Per Share", basic EPS is calculated by dividing the net income or loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year without consideration of the probability of conversion.

Following are the details of the basic and diluted EPS under U.S. GAAP*:

	Consolidated and Company		
	Year ended December 31	Year ended December 31	Year ended December 31
	2003	2004	**2005**
Basic EPS (NIS)	(2.54)	(0.98)	**1.06**
Diluted EPS (NIS)	(2.54)	(0.98)	**0.84**
Weighted average number of shares used in basic EPS calculation (thousands)	4,886	5,492	**5,575**
Weighted average number of shares used in diluted EPS calculation (thousands)	4,886	5,492	**6,970**

* EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

As described in Note 2X(3), in 2006 EPS under Israeli GAAP will be calculated on a per share basis and not per NIS par value.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

H. Statement of other comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS 130 "Reporting Comprehensive Income". SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement and displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

I. Effect on Financial statements

1) Balance sheet items:

	Consolidated	
	December 31 2004	December 31 2005
Israeli GAAP -		
Goodwill, net of amortization (D)	4,656	**3,735**
U.S.GAAP -		
Goodwill	6,254	**5,796**

	Consolidated	
	December 31 2004	December 31 2005
Israeli GAAP -		
Other liabilities and accrued expenses	11,083	**10,914**
U.S. GAAP -		
Put option (E)	114	**54**
Other liabilities and accrued expenses	11,197	**10,968**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

I. Effect on Financial statements (cont'd)

2) Statements of operation items:

	Consolidated and Company		
	Year ended December 31	Year ended December 31	Year ended December 31
	2003*	2004	2005
Net income (loss) reported under Israeli GAAP	(12,987)	(5,855)	**5,260**
Amortization of goodwill (D)	584	593	**593**
Put option (E)	-	(114)	**60**
Net loss under U.S. GAAP	(12,403)	(5,376)	**5,913**

3) Statement of other comprehensive income

	Consolidated and Company		
	Year ended December 31	Year ended December 31	Year ended December 31
	2003	2004	2005
Net income (loss) – U.S. GAAP	(12,403)	(5,376)	**5,913**
Foreign currency translation adjustments	1,504	699	**(788)**
Net comprehensive income (loss) – U.S. GAAP	(10,899)	(4,677)	**5,128**

4) Shareholders' equity

Total shareholders' equity – Israeli GAAP	19,397	14,991	**21,713**
Accumulated amortization of goodwill (D)	876	1,469	**2,062**
Translation adjustments in respect of goodwill	-	129	**(1)**
Put option (E)	-	(114)	**(54)**
Total shareholders' equity – U.S. GAAP	20,273	16,475	**23,720**

* Adjusted amounts. See Note 2B(5).

5) Statement of changes in shareholders' equity - US GAAP

	2003	2004	2005
Balance as of January 1	31,172	20,273	**16,475**
Conversion of convertible note	-	879	-
Exercise of employee stock options	-	-	**2,120**
Net income (loss)	(12,403)	(5,376)	**5,913**
Foreign currency translation adjustments	1,504	699	**(788)**
Balance as of December 31	20,273	16,475	**23,720**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

I. Effect on Financial statements (cont'd)

6) Condensed cash flows statement

	Consolidated		
	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2005
Net cash provided by operating activities under Israeli GAAP	6,551	7,949	**14,276**
Changes in exchange rate included in above Note 28(F)(1)	(1)	3	**(16)**
Net cash provided by operating activities under U.S. GAAP	6,550	7,952	**14,260**
Net cash used in investment activities under Israeli GAAP	(3,493)	(1,282)	**(12,464)**
Purchase of fixed assets under financing arrangement - Note 28(F)(2)	-	-	**2,830**
Net cash used in investment activities under U.S. GAAP	**(3,493)**	**(1,282)**	**(9,634)**
Net cash provided by (used in) financing activities under Israeli GAAP	(5,338)	(6,890)	**1,328**
Loans in respect of financing arrangement - Note 28(F)(2)	-	-	**(2,830)**
Net cash used in financing activities under U.S. GAAP	(5,338)	(6,890)	**(1,502)**
Effect of exchange rates - changes on cash	415	123	**(140)**
Changes in cash and cash equivalents under Israeli GAAP	(1,866)	(97)	**2,984**
Changes in cash and cash equivalents under U.S. GAAP	(1,866)	(97)	**2,984**

The Company paid NIS 1,709 thousand, NIS 2,261 thousand and NIS 2,593 thousand for interest in 2005, 2004 and 2003, respectively.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29 - Assets and Liabilities Analyzed by Currency and Linkage Basis

A. Consolidated

	December 31, 2005						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
Cash and cash equivalents	-	310	5,529	1,418	1	-	7,258
Trade and other receivables and prepaid expenses	117	11,258	11,185	2,356	-	986	25,902
Inventories	-	-	-	-	-	16,051	16,051
Deferred taxes	-	-	-	697	-	-	697
Property and equipment, net	-	-	-	-	-	32,969	32,969
Goodwill	-	-	-	-	-	3,735	3,735
Total assets	117	11,568	16,714	4,471	1	53,741	86,612
Short-term credit and current maturities of long-term debts	1,526	12,198	3,837	-	-	-	17,561
Trade payables	-	14,070	8,110	2,980	16	-	25,176
Other liabilities and accrued expenses	1,597	6,517	1,460	1,330	10	-	10,914
Long-term debt, excluding current maturities	1,089	2,944	3,574	-	-	-	7,607
Employee severance benefits, net	-	143	-	131	-	-	274
Minority interests	-	-	-	-	-	1,547	1,547
Total liabilities	4,212	35,872	16,981	4,441	26	1,547	63,079
Convertible note	-	-	1,820	-	-	-	1,820
Total shareholders' equity	(4,095)	(24,304)	(2,087)	30	(25)	52,194	21,713

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29 - Assets and Liabilities Analyzed by Currency and Linkage Basis (cont'd)

B. Consolidated (cont'd)

	December 31, 2004						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
Cash and cash equivalents	-	260	1,906	2,105	3	-	4,274
Trade and other receivables and prepaid expenses	126	11,323	10,831	2,713	-	563	25,556
Inventories	-	-	-	-	-	13,633	13,633
Deferred taxes	-	-	-	753	-	-	753
Property and equipment, net	-	-	-	-	-	31,569	31,569
Goodwill	-	-	-	-	-	4,656	4,656
Total assets	126	11,583	12,737	5,571	3	50,421	80,441
Short-term credit and current maturities of long-term debts	2,735	12,548	4,306	-	-	-	19,589
Trade payables	-	14,863	5,197	3,517	-	-	23,577
Other liabilities and accrued expenses	2,561	5,917	1,218	1,377	10	-	11,083
Long-term debt, excluding current maturities	1,425	1,292	3,970	-	-	-	6,687
Employee severance benefits, net	-	956	-	92	-	-	1,048
Minority interests	-	-	-	-	-	1,900	1,900
Total liabilities	6,721	35,576	14,691	4,986	10	1,900	63,884
Convertible note	-	-	1,566	-	-	-	1,566
Total shareholders' equity	(6,595)	(23,993)	(3,520)	585	(7)	48,521	14,991

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer

Date: November 27, 2006